Exhibit 4.2

FORM OF
CERTIFICATE OF RIGHTS AND PREFERENCES
OF
SERIES C CONVERTIBLE PREFERRED STOCK
OF
UNITED COMMUNITY BANKS, INC.

March [●], 2010

Pursuant to Section 14-2-602 of the Georgia Business Corporation Code and Article V of the Restated Articles of Incorporation, as amended, of United Community Banks, Inc., a corporation organized and existing under the laws of the State of Georgia (the “Company”), hereby certifies that the following resolution was duly adopted by the Board of Directors of the Company effective as of March [●], 2010 pursuant to authority conferred upon the Board of Directors by the Restated Articles of Incorporation of the Company, as amended, which authorize the issuance of up to Ten Million (10,000,000) shares of preferred stock, par value $1.00 per share.

RESOLVED, that pursuant to authority expressly granted to and vested in the Board of Directors of the Company and pursuant to the provisions of the Articles of Incorporation, the Board of Directors hereby creates a series of preferred stock, herein designated and authorized as the Series C Convertible Preferred Stock, par value $1.00 per share, which shall consist of Sixty-Five Thousand (65,000) of the shares of preferred stock which the Company now has authority to issue, and the Board of Directors hereby fixes the powers, designations and preferences and the relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations and restrictions thereof as follows:

1.      Number.  The number of shares constituting the Series C Convertible Preferred Stock shall be Sixty-Five Thousand (65,000), all of which are issuable solely under the Agreement.

2.      Definitions.  Unless the context otherwise requires, when used herein the following terms shall have the meaning indicated.

“Acquiring Person” has the meaning set forth in the Agreement.

“Acquisition Consideration” is defined in Section 6(f)(iii)(C).

“Agreement” means the Securities Purchase Agreement dated as of April 1, 2010, by and between the Company and Fletcher pursuant to which Sixty-Five Thousand (65,000) shares of Series C Preferred Stock and a warrant are to be issued by the Company, including all schedules, annexes and exhibits thereto, and as such agreement may be amended from time to time.

“Articles of Incorporation” means the Restated Articles of Incorporation of the Company, as amended.

“Board” means the Board of Directors of the Company.

“Business Day” means any day on which the Common Stock may be traded on the Nasdaq, or if not admitted for trading on the Nasdaq, on any day other than a Saturday, Sunday or holiday on which banks in New York City are required or permitted to be closed.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated) of capital or capital stock of such Person and (ii) with respect to any Person that is not a corporation, any and all partnership, limited partnership, limited liability company or other equity interests of such Person.

“Certificate of Rights and Preferences” means this Certificate of Rights and Preferences of the Series C Preferred Stock.

“Change of Control” has the meaning set forth in the Agreement.

“Change of Control Notice” is defined in Section 6(f)(i).

“Common Stock Equivalent Junior Preferred Stock” means the Company’s Common Stock Equivalent Junior Preferred Stock, par value $1.00 per share, issuable pursuant to Section 6 of the Agreement, and any Capital Stock for or into which such Common Stock Equivalent Junior Preferred Stock hereafter is exchanged, converted, reclassified or recapitalized by the Company or pursuant to a Change of Control (or, at the election of the Holder, the Capital Stock of any Acquiring Person from and after the consummation of a Change of Control).

“Common Stock” means the Company’s common stock, par value $1.00 per share, and any Capital Stock for or into which such common stock hereafter is exchanged, converted, reclassified or recapitalized by the Company or pursuant to a Change of Control (or, at the election of the Holder, the Capital Stock of any Acquiring Person from and after the consummation of a Change of Control).

“Company” means United Community Banks, Inc., a Georgia corporation (or any Acquiring Person from and after the consummation of a Change of Control).

“Contingent Notice” is defined in Section 6(f)(iii).

“Conversion Closing Date” is defined in Section 6(a)(i).

“Conversion Notice” is defined in Section 6(a)(i).

“Conversion Notice Date” is defined in Section 6(a)(i).

“Conversion Price” means Six Dollars and Two Cents ($6.02), subject to adjustment as set forth herein.

“Conversion Stock Amount” is defined in Section 6(a)(ii).

“Daily Market Price” has the meaning set forth in the Agreement.

“Dividend Payment Date” is defined in Section 3(a).

“Dividend Period” is defined in Section 3(a).

“Dividend Rate” means (i) prior to receipt of the Stockholder Consent, a rate equal to One Thousand Dollars ($1,000) per share multiplied by the lesser of (a) twelve percent (12%) per annum and (b) the sum of the three (3)-month London Interbank Offer Rate (LIBOR) determined as of the first day of the Dividend Period (or if the first day of the Dividend Period is not a Business Day, then the first Business Day after the first day of the Dividend Period) plus eight percent (8%) per annum, subject to Section 3(c); and (ii) after receipt of the Stockholder Consent, a rate equal to One Thousand Dollars ($1,000) per share multiplied by the lesser of (a) eight percent (8%) per annum and (b) the sum of the three (3)-month London Interbank Offer Rate (LIBOR) determined as of the first day of the Dividend Period (or if the first day of the Dividend Period is not a Business Day, then the first Business Day after the first day of the Dividend Period) plus four percent (4%) per annum, subject to Section 3(c).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fletcher” means Fletcher International, Ltd. a company domiciled in Bermuda, together with its successors.

“Holder” shall mean Fletcher and any one or more Persons to whom Fletcher sells, exchanges, transfers, assigns, gives, pledges, encumbers, hypothecates, alienates or distributes, whether directly or indirectly, any or all the Series C Preferred Stock or all or any portion of the right to purchase the Series C Preferred Stock under the Agreement.

“Investment Period” has the meaning set forth in the Agreement.

“Issue Date” means with respect to any shares of Series C Preferred Stock the original date of issuance of such shares of Series C Preferred Stock.

“Junior Securities” means Capital Stock that, with respect to dividends and distributions upon Liquidation, ranks junior to the Series C Preferred Stock, including but not limited to Common Stock, Common Stock Equivalent Junior Preferred Stock and any other class or series of Capital Stock issued by the Company or any Subsidiary of the Company on or after the date of the Agreement, but excluding any Parity Securities and Senior Securities issued (i) to Fletcher or its authorized assignees under the Agreement, (ii) with the approval of the Holders of a Majority of the Series C Preferred Stock or (iii) upon the conversion, redemption or exercise of securities described in clause (i) or (ii) in accordance with the terms thereof.

“Liquidation” means the voluntary or involuntary liquidation, dissolution or winding up of the Company; provided, however, that a consolidation, merger or share exchange shall not be deemed a Liquidation, nor shall a sale, assignment, conveyance, transfer, lease or other disposition by the Company of all or substantially all of its assets, which does not involve a distribution by the Company of cash or other property to the holders of Common Stock and Common Stock Equivalent Junior Preferred Stock, be deemed to be a Liquidation.

“Liquidation Preference” is defined in Section 4.

“Majority of the Series C Preferred Stock” means more than fifty percent (50%) of the then outstanding shares of Series C Preferred Stock.

“Maximum Number” has the meaning set forth in the Agreement.

“Nasdaq” has the meaning set forth in the Agreement.

“Ordinary Cash Dividend” means all quarterly cash dividends out of capital surplus or retained earnings legally available therefore (determined in accordance with generally accepted accounting principles, consistently applied), in an amount and frequency consistent with past practice.

“Parent” means, as to any Acquiring Person, any Person that (i) controls the Acquiring Person directly or indirectly through one or more intermediaries, (ii) is required to include the Acquiring Person in the consolidated financial statements contained in such Parent’s Annual Report on Form 10-K (if the Parent is required to file such a report) or would be required to so include the Acquiring Person in such Parent’s consolidated financial statements if they were prepared in accordance with U.S. generally accepted accounting principles and (iii) is not itself included in the consolidated financial statements of any other Person (other than its consolidated subsidiaries).

“Parity Securities” means any class or series of Capital Stock that, with respect to dividends or distributions upon Liquidation, is pari passu with the Series C Preferred Stock.

“Person” means an individual or a corporation, partnership, trust, incorporated or unincorporated association, limited liability company, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

“Preferred Stock” means the Company’s preferred stock authorized pursuant to the provisions of the Articles of Incorporation.

“Prevailing Market Price” means, with respect to any reference date, the average of the Daily Market Prices of the Common Stock (or, for purposes of determining the Prevailing Market Price of the common stock of an Acquiring Person or its Parent under Section 6(f), the common stock of such Acquiring Person or such Parent) for the twenty-five (25) Business Days ending on and including the third (3rd) Business Day before such reference date.

“Redemption Closing Date” is defined in Section 6(b)(i).

“Redemption Notice” is defined in Section 6(b)(i).

“Redemption Price” means Five Dollars and Twenty-Five Cents ($5.25), subject to adjustment as set forth herein.

“Redemption Stock Amount” is defined in Section 6(b)(ii).

“Restatement” has the meaning set forth in the Agreement.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

“Senior Securities” means any class or series of Capital Stock that, with respect to dividends or distributions upon Liquidation, ranks senior to the Series C Preferred Stock.

“Series C Preferred Stock” means the Series C Convertible Preferred Stock of the Company or successor as contemplated by Section 6(f).

“Stated Value” is an amount equal to One Thousand Dollars ($1,000) per share of Series C Preferred Stock plus (x) any unpaid dividends on the Series C Preferred Stock (as of the date of determination, which for purposes of Sections 6(a) and 6(b) shall be the Conversion Closing Date and Redemption Closing Date, respectively), whether or not declared and whether or not earnings are available in respect of such dividends (i.e., the Stated Value shall increase in each Dividend Period by the Dividend Rate if and to the extent that dividends for such Dividend Period are not declared and paid by the respective Dividend Payment Date) and (y) any unpaid dividends declared on the Common Stock and Common Stock Equivalent Junior Preferred Stock in an amount equal to the product of (A) the per-share dividend other than the Ordinary Cash Dividend paid on Common Stock and Common Stock Equivalent Junior Preferred Stock multiplied by (B) the number of shares of Common Stock and/or the number of one-hundredths of a share of Common Stock Equivalent Junior Preferred Stock issuable upon redemption or conversion (whichever number of shares is greater) of a share of Series C Preferred Stock on the date such dividend is declared on the Common Stock and Common Stock Equivalent Junior Preferred Stock.  In the event the Company shall declare a distribution on the Common Stock and Common Stock Equivalent Junior Preferred Stock payable in securities or property other than cash, the value of such securities or property will be the fair market value.  Any securities shall be valued as follows: (i) if traded on a national securities exchange (as defined in the Exchange Act), the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty-five (25) Business Day period ending three (3) calendar days prior to such declaration; (ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty-five (25) Business Day period ending three (3) calendar days prior to such declaration; and (iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board.

“Stockholder Consent” has the meaning set forth in the Agreement.

“Stockholder Consent Date” has the meaning set forth in the Agreement.

“Subsidiary” of a Person means (i) a corporation, a majority of whose stock with voting power, under ordinary circumstances, to elect directors is at the time of determination, directly or indirectly, owned by such Person or by one or more Subsidiaries of such Person, or (ii) any other entity (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof has a least a majority ownership interest.

The foregoing definitions will be equally applicable to both the singular and plural forms of the defined terms.

3.      Dividends and Distributions.

(a)           Holders shall be entitled to receive out of the assets of the Company legally available for that purpose, cash dividends at the Dividend Rate to be paid in accordance with the terms of this Section 3.  In addition, Holders for each share of Series C Preferred Stock then owned by such Holder shall be entitled to receive out of the assets of the Company legally available for that purpose, dividends or other distributions declared on the Common Stock and Common Stock Equivalent Junior Preferred Stock in the same form as such dividends or distributions in an amount equal to the product of (x) the amount of any per-share dividend or distribution other than the Ordinary Cash Dividends paid on the Common Stock and Common Stock Equivalent Junior Preferred Stock multiplied by (y) the number of shares of Common Stock and/or the number of one-hundredths of a share of Common Stock Equivalent Junior Preferred Stock issuable upon redemption or conversion (whichever number of shares is greater) of a share of the Series C Preferred Shares on the date such dividend is declared, to be paid in accordance with the terms of this Section 3.  Such dividends shall be payable quarterly in arrears, when and as declared by the Board (or a duly appointed committee of directors), on April 15, July 15, October 15 and January 15 of each year commencing on April 15, 2010 and, in the case of dividends resulting from dividends or distributions declared on Common Stock and Common Stock Equivalent Junior Preferred Stock, no later than the date on which such dividends or distributions are paid to holders of the Common Stock and Common Stock Equivalent Junior Preferred Stock (each such date being herein referred to as a “Dividend Payment Date”).  The period from the Issue Date to March 31, 2010, and each quarterly period between consecutive Dividend Payment Dates shall hereinafter be referred to as a “Dividend Period.”  The dividend for any Dividend Period for any share of Series C Preferred Stock that is not outstanding on every calendar day of the Dividend Period shall be prorated based on the number of calendar days such share was outstanding during the period.  Each such dividend shall be paid to the Holders of record of the Series C Preferred Stock as their names appear on the share register of the Company on the Dividend Payment Date.  Dividends on account of arrears for any past Dividend Periods may be declared and paid at any time, without reference to any Dividend Payment Date (including, without limitation, for purposes of computing the Stated Value of any shares of Series C Preferred Stock in connection with the conversion or redemption thereof or any Liquidation of the Company), to Holders of record on a date designated by the Board, not exceeding thirty (30) calendar days preceding the payment date thereof, as may be fixed by the Board.  For purposes of determining the amount of dividends accrued as of the first Dividend Payment Date and as of any date that is not a Dividend Payment Date, such amount shall be calculated on the basis of the Dividend Rate for the actual number of calendar days elapsed from and including the Issue Date (in case of the first Dividend Payment Date and any date prior to the first Dividend Payment Date) or the last preceding Dividend Payment Date (in case of any other date) to the date as of which such determination is to be made, based on a three hundred sixty five (365) day year.

(b)           So long as any shares of the Series C Preferred Stock shall be outstanding, (i) the Company shall not and shall not allow its Subsidiaries (other than direct or indirect wholly-owned Subsidiaries) to declare or pay any dividend whatsoever, whether in cash, property or otherwise, set aside any cash or property for the payment of any dividends, or make any other distribution on any Junior Securities or Parity Securities and (ii) the Company shall not and shall not allow its Subsidiaries to repurchase, redeem or otherwise acquire for value or set aside any cash or property for the repurchase or redemption of any Junior Securities or Parity Securities, unless in each such case all dividends to which the Holders of the Series C Preferred Stock shall have been entitled to receive for all previous Dividend Periods shall have been paid and dividends on the Series C Preferred Stock for the subsequent four Dividend Periods shall have been designated and set aside in cash.

(c)           Notwithstanding anything herein to the contrary, whenever, at any time or times after the Company has obtained the approval of the stockholders of the Company to increase the authorized number of shares of Common Stock, the Company shall fail to redeem any Series C Preferred Stock by the date it is obligated to do so under Section 6(b) hereof and such failure is ongoing, then (x) the Dividend Rate with respect to such Series C Preferred Stock that is subject to such redemption shall mean a rate equal to twenty two percent (22%) per annum times the Stated Value until such date that the failure to redeem no longer exists.

(d)           The Company shall be entitled to deduct and withhold from any dividend on the Series C Preferred Stock such amounts as the Company is required to deduct and withhold with respect to such dividend under the Internal Revenue Code of 1986, as amended, or any other provision of state, local or foreign tax law.

4.      Liquidation Preference.  In the event of any Liquidation, after payment or provision for payment by the Company of the debts and other liabilities of the Company and the liquidation preference of any Senior Securities that rank senior to the Series C Preferred Stock with respect to distributions upon Liquidation, each Holder shall be entitled to receive an amount in cash for each share of the then outstanding Series C Preferred Stock held by such Holder equal to the greater of (a) the Stated Value per share to and including the date full payment is tendered to the Holders with respect to such Liquidation and (b) the amount the Holders would have received if the Holders had converted all outstanding shares of Series C Preferred Stock into Common Stock and/or Common Stock Equivalent Junior Preferred Stock in accordance with the provisions of Section 6(a) hereof or redeemed all outstanding shares of Series C Preferred Stock into Common Stock and/or Common Stock Equivalent Junior Preferred Stock under Section 6(b) hereof (whichever is greater), in each case as of the Business Day immediately preceding the date of such Liquidation (such greater amount being referred to herein as the “Liquidation Preference”), before any distribution shall be made to the holders of any Junior Securities (and any Senior Securities or Parity Securities that, with respect to distributions upon Liquidation, rank junior to the Series C Preferred Stock) upon the Liquidation of the Company.  In case the assets of the Company available for payment to the Holders are insufficient to pay the full Liquidation Preference on all outstanding shares of the Series C Preferred Stock and all outstanding shares of Parity Securities and Senior Securities that, with respect to distributions upon Liquidation, are pari passu with the Series C Preferred Stock in the amounts to which the holders of such shares are entitled, then the entire assets of the Company available for payment to the Holders and to the holders of such Parity Securities and Senior Securities shall be distributed ratably among the Holders of the Series C Preferred Stock and the holders of such Parity Securities and Senior Securities, based upon the aggregate amount due on such shares upon Liquidation.  Written notice of any Liquidation of the Company, stating a payment date and the place where the distributable amounts shall be payable, shall be given by facsimile and overnight delivery not less than ten (10) calendar days prior to the payment date stated therein, to the Holders of record of the Series C Preferred Stock, if any, at their respective addresses as the same shall appear on the books of the Company.

5.      Voting Rights.  The Holders shall have the following voting rights with respect to the Series C Preferred Stock:

(a)           Each share of Series C Preferred Stock shall entitle the holder thereof to the voting rights specified in Section 5(b) and no other voting rights except as required by law.

(b)           The consent of the Holders of at least a Majority of the Series C Preferred Stock, voting separately as a single class with one vote per share, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of such Holders called for the purpose, shall be necessary to amend, alter or repeal, by way of merger or otherwise, any of the provisions of the Articles of Incorporation, including the Certificate of Rights and Preferences, or Bylaws of the Company so as to significantly and adversely affect any of the rights or preferences of the Holders of the Series C Preferred Stock. Without limiting the generality of the preceding sentence, such change includes any action that would:

(i)           Reduce the Dividend Rate on the Series C Preferred Stock or defer the date from which dividends will accrue, or cancel accrued and unpaid dividends, or change the relative seniority rights of the holders of Series C Preferred Stock as to the payment of dividends in relation to the holders of any other Capital Stock of the Company;

(ii)          Reduce the amount payable to the holders of the Series C Preferred Stock upon the voluntary or involuntary liquidation, dissolution, or winding up of the Company, or change the relative seniority of the liquidation preferences of the holders of the Series C Preferred Stock to the rights upon liquidation of the holders of any other Capital Stock of the Company;

(iii)           Make the Series C Preferred Stock redeemable at the option of the Company;

(iv)           Authorize, create or issue any shares of Senior Securities (or amend the provisions of any existing class of Capital Stock to make such class of Capital Stock a class of Senior Securities); or

(v)            Decrease (other than by redemption or conversion) the total number of authorized shares of Series C Preferred Stock.

6.      Conversion and Redemption.

(a)           Procedure for Conversion at the Option of the Company.

(i)                 General.  Subject to Section 6(c) hereof, on or after the five year anniversary of the Stockholder Consent Date, on any date on which the Prevailing Market Price exceeds the Conversion Price by one hundred percent (100%) or more, the Company shall have the option to convert all, but not less than all, of the then outstanding shares of Series C Preferred Stock by delivering a duly executed written Preferred Stock conversion notice, substantially in the form attached as Annex F to the Agreement (the “Conversion Notice” and the date such notice is deemed delivered hereunder, the “Conversion Notice Date”), by facsimile, mail or overnight courier delivery, to the Holder. The closing of such conversion shall take place, subject to the satisfaction or waiver of the conditions set forth in Section 6(a)(iii), (a) on the twentieth (20th) Business Day following and excluding the Conversion Notice Date or (b) any other date upon which the exercising Holder and the Company mutually agree (the “Conversion Closing Date”). The Conversion Notice shall apply only to shares of Series C Preferred Stock for which no Redemption Notice has been tendered to the Company before the twentieth (20th) Business Day after the Conversion Notice Date, regardless of when the applicable redemption is consummated.

(ii)                 Conversion for stock.  Subject to Section 6(c) hereof, such shares of stock shall be converted into that number of shares of  Common Stock and/or number of one-hundredths (1/100th) of a share of Common Stock Equivalent Junior Preferred Stock equal to (a) the aggregate Stated Value of such shares divided by (b) the Conversion Price (the “Conversion Stock Amount”).  On the Conversion Closing Date, the Holder shall surrender the certificate representing the shares of Series C Preferred Stock to be converted to the Company at the address set forth for notices to the Company specified in Section 18 of the Agreement, and the Company shall deliver to such Holder as specified in the Conversion Notice the Conversion Stock Amount of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock.

(iii)                 Closing conditions.  It shall be a condition of the converting Holder’s obligation to close that each of the following is satisfied, unless expressly waived by such Holder in writing (which Holder may do or refrain from doing in its sole discretion):

(A) (w) the representations and warranties made by the Company in the Agreement shall be true and correct as of the Conversion Closing Date, except those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date; (x) the Company shall have complied fully with all of the covenants and agreements in the Agreement; (y) all shares of Common Stock to be issued upon such conversion shall be duly listed and admitted to trading on the Nasdaq Global Select Market, the Nasdaq Global Market or the New York Stock Exchange; and (z) such Holder shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company dated such date and to the effect of clauses (x), (y) and (z).

(B) On the Conversion Closing Date, the Company shall have delivered to the Holder (x) a Conversion Notice, substantially in the form attached as Annex G to the Agreement and (y) the legal opinion described in Section 12(b) of the Agreement.

(C) If the issuance of Common Stock or Common Stock Equivalent Junior Preferred Stock would cause the number of shares of Common Stock and Common Stock Equivalent Junior Preferred Stock held by any Holder to exceed the Maximum Number then delivery of such shares of Common Stock or Common Stock Equivalent Junior Preferred Stock shall be deferred pursuant to Section 6(d) of the Agreement.  Notwithstanding anything herein to the contrary, in such event, the Company shall no longer be obligated to pay any dividend on the Series C Preferred Stock or provide or recognize any other preferences, limitations, powers or other rights provided by this Certificate of Rights and Preferences to the extent that, if the Series C Preferred Stock would have been converted, the Holder would beneficially own Common Stock and Common Stock Equivalent Junior Preferred Securities that would exceed the Maximum Number.

The Company shall use its best efforts to cause each of the foregoing conditions to be satisfied at the earliest practicable date after a Conversion Notice.  If such conditions are not satisfied or waived prior to the twentieth (20th) Business Day following and excluding the date the Conversion Notice is delivered, then the Company may, at its sole option, and at any time, withdraw the Conversion Notice by written notice to the Holder regardless of whether such conditions have been satisfied or waived as of the withdrawal date and, after such withdrawal, shall have no further obligations with respect to such Conversion Notice and may submit a Conversion Notice with respect to the shares referenced in the withdrawn Conversion Notice pursuant to Section 6(a)(i) hereof, subject to the closing conditions in this Section 6(a)(iii).

(iv)                 Holder of record.  Each conversion of Series C Preferred Stock shall be deemed to have been effected immediately before the close of business on the Business Day on which the Conversion Notice is delivered (except, that, for purposes of calculation of the Stated Value, dividends shall accrue until and including the Conversion Closing Date), and at such time the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock or Common Stock Equivalent Junior Preferred Securities shall be issuable upon such conversion as provided in Section 6(a)(ii) shall be deemed to have become the holder or holders of record thereof.

(b)           Procedure for Redemption at the Option of the Holder.

(i)                   General.  Subject to Section 6(c) hereof, at any time after the Company has obtained the approval of the stockholders of the Company to increase the authorized number of shares of Common Stock, a Holder of Series C Preferred Stock may at the option of the Holder require the Company to redeem any or all shares of Series C Preferred Stock held by such Holder for Common Stock and/or Common Stock Equivalent Junior Preferred Stock on one or more occasions by delivering an optional redemption notice (a “Redemption Notice”) to the Company substantially in the form attached as Annex H to the Agreement; provided, however, that until the Company has obtained the approval of the stockholders of the Company to increase the authorized number of shares of Common Stock, a Holder of Series C Preferred Stock may require the Company to redeem any or all of such shares of Series C Preferred Stock for Common Stock Equivalent Junior Preferred Stock.  The closing of such redemption shall take place, subject to the satisfaction or waiver of the conditions set forth in Section 6(b)(iii) (a) on the second (2nd) Business Day, or if the Holder so elects, the third (3rd) Business Day, following and excluding the date the Redemption Notice is delivered or (b) any other date upon which the exercising Holder and the Company mutually agree (the “Redemption Closing Date”).

(ii)                  Redemption for stock.  Subject to Section 6(c) hereof, such shares of Series C Preferred Stock shall be redeemed into that number of shares of Common Stock and/or number of one-hundredths (1/100th) of a share of Common Stock Equivalent Junior Preferred Stock equal to (a) the aggregate Stated Value of such shares divided by (b) the Redemption Price (the “Redemption Stock Amount”).  On the Redemption Closing Date, the Holder shall surrender the certificate representing the shares of Series C Preferred Stock to be redeemed to the Company at the address set forth for notices to the Company specified in Section 18 of the Agreement and the Company shall deliver to such Holder as specified in the Redemption Notice the Redemption Stock Amount of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock.

(iii)                 Closing conditions.  It shall be a condition of the redeeming Holder’s obligation to close that each of the following is satisfied, unless expressly waived by such Holder in writing:

(A) (w) the representations and warranties made by the Company in the Agreement shall be true and correct as of the Redemption Closing Date, except those representations and warranties that address matters only as of a particular date, which shall be true and correct as of such date; (x) the Company shall have complied fully with all of the covenants and agreements in the Agreement; (y) all shares of Common Stock to be issued upon such redemption shall be duly listed and admitted to trading on the Nasdaq Global Select Market, the Nasdaq Global Market or the New York Stock Exchange; and such Holder shall have received a certificate of the Chief Executive Officer and (z) the Chief Financial Officer of the Company dated such date and to the effect of clauses (w), (x) and (y).

(B) On the Redemption Closing Date, the Company shall have delivered to the Holder (x) a Preferred Stock redemption delivery notice, substantially in the form attached as Annex I to the Agreement and (y) the legal opinion described in Section 12(b) of the Agreement.

(C) As of the Redemption Closing Date, the Company shall have notified the Holder of all Restatements.

(D) If the issuance of Common Stock or Common Stock Equivalent Junior Preferred Stock would cause the number of shares of Common Stock and Common Stock Equivalent Junior Preferred Stock held by any Holder to exceed the Maximum Number then delivery of such shares of Common Stock or Common Stock Equivalent Junior Preferred Stock shall be deferred pursuant to Section 6(d) of the Agreement.  Notwithstanding anything herein to the contrary, in such event, the Company shall no longer be obligated to pay any dividend on the Preferred Stock or provide or recognize any other preferences, limitations, powers or other rights provided by this Certificate of Rights and Preferences to the extent that, if the Series C Preferred Stock would have been redeemed, the Holder would beneficially own Common Stock and Common Stock Equivalent Junior Preferred Securities that would exceed the Maximum Number.

(iv)                 Holder of record.  Each redemption of Series C Preferred Stock shall be deemed to have been effected immediately before the close of business on the Business Day on which the Redemption Notice is delivered (except, that, for the purposes of calculation of the Stated Value, dividends shall accrue until and including the Redemption Closing Date), and at such time the Person or Persons in whose name or names any certificate or certificates for shares of Common Stock (or Other Securities) shall be issuable upon such redemption as provided in Section 6(b)(ii) shall be deemed to have become the holder or holders of record thereof.  The foregoing notwithstanding, such redemption shall not be deemed effective if and as of the date that the Holder delivers written notice of withdrawal to the Company as set forth in Section 6(b)(v) below.

(v)                 Withdrawal of Redemption Notice.  If the conditions set forth in Section 6(b)(iii) are not satisfied or waived on or prior to the Redemption Closing Date or if the Company fails to perform its obligations on any Redemption Closing Date (including delivery of all shares of Series C Preferred Stock issuable on such date), then in addition to all remedies available to Holder at law or in equity, Holder may, at its sole option, and at any time, withdraw the Redemption Notice by written notice to the Company regardless of whether such conditions have been satisfied or waived as of the withdrawal date and, after such withdrawal, shall have no further obligations with respect to such Redemption Notice and may submit a Redemption Notice on any future date with respect to such Series C Preferred Stock and the Redemption Price for such subsequent Redemption Notice shall be the lesser of (x) the Redemption Price in the withdrawn Redemption Notice and (y) the Redemption Price in effect as of the date of the subsequent Redemption Notice.  If the Company fails to deliver (A) shares of Common Stock as provided in Section 6(b) on or before the later of the twentieth (20th) Business Day following and excluding (1) the Redemption Closing Date or (2) three (3) Business Days after the Stockholder Consent Date (if and to the extent such approval is required to issue such shares of Common Stock) or (B) shares of Common Stock Equivalent Junior Preferred Stock on or before the twentieth (20th) Business Day following and excluding the Redemption Closing Date, then the Redemption Price shall equal the lesser of Four Dollars and Forty-One Cents ($4.41) and the Redemption Price in effect immediately before such date.

(vi)                 Partial redemption.  If any redemption is for only part of the shares represented by the certificate surrendered, the Company shall deliver on the Redemption Closing Date a new Series C Preferred Stock certificate of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Series C Preferred Stock in the name and to an address specified by the Holder.

(c)            Maximum Voting Stock Amount.  The Company shall not effect any conversion or redemption of the Series C Preferred Stock, and the Holders shall not have the right to convert or redeem any portion of the Series C Preferred Stock, into Common Stock to the extent such conversion, redemption or exercise would result in aggregate issuances upon conversion or redemption of the Series C Preferred Stock in excess of nine and seventy-five one hundredths percent (9.75%)(the “Maximum Voting Stock Amount”) of the number of shares of Common Stock that would be outstanding after giving effect to such conversion or redemption.  Holders of a Majority of the Series C Preferred Stock shall have the right to permanently reduce the percentage used in the determination of the Maximum Voting Stock Amount to four and seventy-five one hundredths percent (4.75%) at any time, effective upon delivery of written notice of such election to the Company.  In the event that the Company cannot effect a conversion or redemption of the Series C Preferred Stock into Common Stock pursuant to the terms of this Section 6(c), the conversion or redemption shall be effected into an equal number of shares of Common Stock Equivalent Junior Preferred Stock of the Company.

(d)           The Company shall at all times reserve for issuance such number of its shares of Common Stock and Common Stock Equivalent Junior Preferred Stock as shall be required under the Agreement.  The Company will procure, at its sole expense, the listing of the Common Stock issuable upon conversion or redemption of the Series C Preferred Stock (including upon the conversion of Common Stock Equivalent Junior Preferred Stock issuable upon the conversion or redemption of the Series C Preferred Stock) and shares issuable as dividends hereunder, subject to issuance or notice of issuance, on all stock exchanges and quotation systems on which the Common Stock is then listed or quoted, no later than the date on which such Series C Preferred Stock is issued to the Holder and thereafter shall use its best efforts to prevent delisting or removal from quotation of such shares.  The Company will pay any and all documentary stamp or similar issue or transfer taxes that may be payable in respect of the issuance or delivery of shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock on conversion or redemption of shares of the Series C Preferred Stock.  The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involving the issue and delivery of shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock in a name other than that in which the shares of Series C Preferred Stock so converted or redeemed were registered, and no such issue and delivery shall be made unless and until the person requesting such issue has paid to the Company the amount of any such tax, or has established, to the reasonable satisfaction of the Company, that such tax has been paid.

(e)           No fractional shares or scrip representing fractional shares of Common Stock or, other than fractional shares in increments of one-hundredth (1/100th) of a share, of Common Stock Equivalent Junior Preferred Stock shall be issued upon the conversion or redemption of the Series C Preferred Stock.  If any such conversion or redemption would otherwise require the issuance of a fractional share of Common Stock or, other than fractional shares in increments of one-hundredth (1/100th) of a share, of Common Stock Equivalent Junior Preferred Stock, an amount equal to such fraction multiplied by the current Daily Market Price per share of Common Stock on the date of conversion or redemption shall be paid to the Holder in cash by the Company.  If more than one share of Series C Preferred Stock shall be surrendered for conversion or redemption at one time by or for the same Holder, the number of shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock issuable upon conversion or redemption thereof shall be computed on the basis of the aggregate number of shares of Series C Preferred Stock so surrendered.

(f)           Change of Control.

(i)                 If the Company on or after the date of the Agreement is party to any Change of Control, proper provision shall be made so that, upon the basis and the terms and in the manner provided herein, the Holder of each unconverted and unredeemed share of Series C Preferred Stock, upon conversion or redemption thereof at any time after the consummation of such Change of Control, shall be entitled to, and appropriate adjustments will be made to ensure that the Holder will receive, equivalent rights as those provided in this Certificate of Rights and Preferences, including, without limitation, the voting, dividend, conversion, redemption and liquidation rights contained herein with respect to the Acquiring Person.  The Company shall, prior to the consummation of any Change of Control, provide that each Person (other than the Company) that may be required to deliver any stock, securities, cash or property upon conversion of Series C Preferred Stock as provided herein shall assume, by written instrument delivered to, and reasonably satisfactory to, the Holders of a Majority of the Series C Preferred Stock, (a) the obligations of the Company under this Certificate of Rights and Preferences (and if the Company shall survive the consummation of such transaction, such assumption shall be in addition to, and shall not release the Company from, any continuing obligations of the Company under this Certificate of Rights and Preferences) and (b) the obligation to deliver to the Holders of Series C Preferred Stock such shares of stock, securities, cash or property as, in accordance with the provisions of this Certificate of Rights and Preferences, such Holders may be entitled to receive, and such Person shall have similarly delivered to such Holders an opinion of counsel for such Person, which counsel shall be reasonably satisfactory to Holders of a Majority of the Series C Preferred Stock, stating that the rights of such Holders under this Certificate of Rights and Preferences shall thereafter continue in full force and effect with respect to such Acquiring Person in accordance with the terms hereof.

(ii)                 In the event of a Change of Control, all references to the Conversion Price or the Redemption Price herein shall be references to the Stock Adjustment Measuring Price.  “Stock Adjustment Measuring Price” means an amount equal to the Conversion Price or the Redemption Price, as applicable, multiplied by a fraction,

(A) the numerator of which is the Daily Market Price of the securities for Common Stock is exchanged in the Change of Control (or if none, the most widely-held class of voting securities of the Acquiring Person) determined as of the Business Day immediately preceding and excluding the date on which the Change of Control is consummated; and

(B) the denominator of which is the Daily Market Price of the Common Stock of the Company determined as of the Business Day immediately preceding and excluding the date on which the Change of Control is consummated.

(iii)                 Prior to the effective date of a Change of Control, the Company shall continue to have the right to submit to each Holder Conversion Notices and each Holder shall continue to have the right to submit to the Company Redemption Notices and consummate closings of any such conversions or redemptions, in each party’s sole discretion, in accordance with the terms and conditions of this Certificate of Rights and Preferences.  In addition, the Holder at its sole option may elect to submit to the Company a special notice (a “Contingent Notice”) to redeem the Series C Preferred Stock (including any Series C Preferred Stock issued pursuant to a Contingent Investment Notice (as defined in the Agreement) under the Agreement) in whole or in part in connection with such Change of Control; in which case, notwithstanding anything to the contrary herein:

(A) the effectiveness of such contingent redemption shall be conditional upon the effectiveness of the Change of Control;

(B) until the effective date of such Change of Control, the Holder shall have the right to deliver a notice to withdraw such Contingent Notice; and

(C) if such Contingent Notice shall not have been withdrawn, then on the effective date of such Change of Control, such Holder shall receive the same consideration, in the form of cash, securities or other assets (the “Acquisition Consideration”) per share of Common Stock and Common Stock Equivalent Junior Preferred Stock issuable to any other holder of shares of Common Stock and Common Stock Equivalent Junior Preferred Stock in connection with such Change of Control based upon the number of shares of Common Stock and Common Stock Equivalent Junior Preferred Stock which the Holder would have held if the Holder had consummated such redemption on the Business Day immediately preceding the date on which such Change of Control occurs.

7.      Status of Converted and Redeemed Shares; Limitations on Series C Preferred Stock.  The Company shall return to the status of unauthorized and undesignated shares of Preferred Stock each share of Series C Preferred Stock which shall be converted, redeemed or for any other reason acquired by the Company, and such shares thereafter may have such characteristics and designations as the Board may determine (subject to Section 5 hereof), provided, however, that no share of Series C Preferred Stock which shall be converted, redeemed or otherwise acquired by the Company shall thereafter be reissued, sold or transferred by the Company as Series C Preferred Stock.  The Company will not issue any further shares of Series C Preferred Stock.

8.      Subdivision of Common Stock.  Notwithstanding anything herein to the contrary, if the Company at any time subdivides (by any stock split, stock dividend, recapitalization, reorganization, reclassification or otherwise) the shares of Common Stock and/or Common Stock Equivalent Junior Preferred Stock into a greater number of shares, then, after the date of record for effecting each such subdivision, all measurements and references herein related to share prices for such securities will be proportionately decreased and all references to share numbers for such securities herein will be proportionately increased.

9.      Nonperformance.  If the Company, shall (i) at any time fail to deliver the shares of Common Stock Equivalent Junior Preferred Stock required to be delivered to the Holder pursuant hereto or (ii) at any time after the Company has obtained the approval of the stockholders of the Company to increase the authorized number of shares of Common Stock, fail to deliver the shares of Common Stock or required to be delivered to the Holder pursuant hereto, for any reason other than the failure of any condition precedent to the Company’s obligations hereunder or the failure by the Holder to comply with its obligations hereunder, then the Company shall (without limitation to the Holder’s other remedies at law or in equity): (i) indemnify and hold the Holder harmless against any loss, claim or damage arising from or as a result of such failure by the Company (regardless of whether any of the foregoing results from a third-party claim or otherwise) and (ii) reimburse the Holder for all of its reasonable out-of-pocket expenses (which includes fees and expenses of its counsel) incurred by the Holder in connection herewith and the transactions contemplated herein (regardless of whether any of the foregoing results from a third-party claim or otherwise).

10.      Assignment.  The Holder may, in its sole discretion, freely assign, pledge, hypothecate or transfer all shares of Series C Preferred Stock.

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IN WITNESS WHEREOF, this Certificate of Rights and Preferences has been signed on behalf of the Company by its Chief Financial Officer and attested to by its Corporate Secretary, all as of the date first set forth above.

UNITED COMMUNITY BANKS, INC.

Name:	Rex S. Schuette
Title:	Chief Financial Officer

Name:	Lori McKay
Title:	Corporate Secretary

[Signature Page to Certificate of Rights and Preferences]

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